UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 27, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ninetowns Internet Technology Group Company Limited

File No. 000-51025 - CF# 25385

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Ninetowns Internet Technology Group Company Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 30, 2010 and amended on August 6, 2010.

Based on representations by Ninetowns Internet Technology Group Company Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.88	through January 1, 2011
Exhibit 4.90	through January 1, 2011
Exhibit 4.92	through January 1, 2011
Exhibit 4.94	through January 1, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel